Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561
      							April 25, 2006


Mr. Aaron D. Cowell, Jr.
Chief Executive Officer and President
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina, 28211


	Re:	US LEC Corp.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 7, 2006
		File No. 0-24061

Dear Mr. Cowell:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005
Financial Statements
Consolidated Balance Sheets, page 34

1. It appears, from the disclosure in the last paragraph of page
42
and the first table on page 50 that most (or all) of 921,000 warrants
of purchase Class A common stock issued in January 2003 are still outstanding. Please advise and tell us how you accounted for these warrants.  Refer also to the first paragraph of page 3 of your
Form
8-K filed on January 17, 2003, which indicates that your warrant-holders have registration rights. Explain any such registration rights to us and describe how you applied the guidance of paragraphs
14 through 17 of EITF 00-19.   It is unclear whether or not these
warrants should be classified outside of stockholders` equity as a liability.

Consolidated Statements of Operations, page 35

2. As previously telephonically requested, in April 2003, please revise in future filings, per SAB Topic 11B, to change the description of the line item to "Network Expenses" to explicitly indicate that it is reported exclusive of depreciation and amortization shown below in your income statement.

2. Summary of Significant Accounting Policies
Revenue Recognition, page 38

3. Refer to the fourth paragraph of page 38 and tell us about your revenues that are reported on a net basis. Identify the customers and explain the respective telecommunications arrangements. Describe and quantify the gross revenues and the offsetting costs for each period. Addressing the guidance in EITF 99-19 tell us why it is appropriate to report these revenues on a net basis. Please refer to any other pertinent authoritative accounting literature considered in reaching your conclusion.

4. Refer to the sixth paragraphs of pages 38 and 39. Clarify for us your accounting for non-recurring installation costs. Describe these
"end customers". Identify the "other carriers". Analyze and describe the services performed for each and tell us how you recover these costs. Explain why you amortize these costs to operations over the average initial term of the related contracts. Please refer to all pertinent authoritative accounting literature in your response.

5. Similarly, paragraph 7 of page 39 and give us an analysis of your
current and non-current deferred installation revenues.   Identify
the parties for whom these services have been performed and explain to us how and why you defer these revenues. Please refer to all pertinent authoritative accounting literature in your response.

Acquisitions, page 42

6. It appears, form the second paragraph of page 40 that you allocated material amounts to intangible assets during your purchases of Fastnet and Safenet in December 2003 and November 2004, respectively. Tell us how you made those purchase price allocations.
Give us an analysis and identify the "marketing related assets" acquired with the purchase of those dial-up and broadband ISP, webhosting, co-location and telephony businesses. Tell us also how these "marketing related assets" met the criteria of paragraph 39 of
SFAS 141 for recognition separate from goodwill.

7. Further, describe the SFAS 144 asset groups to which the Fastnet and Safenet intangibles were assigned. Tell us about your consideration of whether these assets needed to be tested for recovery, per paragraph 8 and 9 of SFAS 144, in light of your continuing operating losses and the steady decline of the trading price for your common shares since the acquisitions of these two ISPs, and if so, how those impairment tests were conducted. Give us your calculation and explain why impairment charges were unnecessary.

7. Commitments and Contingencies, page 44

8. For how long have IXC carriers disputed your billing for interstate and intrastate access charges? See the last paragraph of
page 45 and the second and third paragraphs of page 46.   In
addition
to Qwest, MCI and Sprint, identify the other IXC carriers involved in these disputes. Describe the basis for each IXC carrier`s dispute.
Tell us, do your IXC carriers argue that the billed services were not preformed? Do they disagree with the tariffs charged? Do they dispute the quality of those services? Please explain. For each disputing IXC carrier, give us an analysis, by reporting period, of the disputed revenues recorded and charges billed. See the first paragraph of page 46 and tell us the amounts of the reserves established at each balance sheet date. Tell us also how you met the recognition criteria of SAB Topic 13A requiring that: delivery has occurred or services have been rendered, your price to the buyer is fixed or determinable, and collectibility is reasonably assured for each reporting period.

10. Stockholders` Deficiency, page 49

9. With a view to additional disclosure, tell us how you expect to account for the voluntary stock option exchanged disclosed in the second paragraph of page 51. Will the modified terms of the replace be more valuable than cancelled options? Will these changes be material? Please explain. If material, Management`s Discussion and
Analysis should include a description of the expected material impact on income from continuing operations, per Item 303(a)(3)(ii) of Regulation S-K.





*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at
(202)
551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

Mr. Aaron D. Cowell, Jr.
US LEC Corp.
April 25, 2006
Page 5